Exhibit 99.5

October __, 2024

TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

Attention: Wei Wen, CEO

Dear Mr. Wen:

This letter (the "Agreement") constitutes the agreement between Maxim Group LLC ("Maxim" or the "Placement Agent") and TuanChe Limited, a Cayman Islands company (the "Company"), pursuant to which the Placement Agent shall serve as the placement agent for the Company, on a "reasonable best efforts" basis, in connection with the proposed placement (the "Placement") of registered American Depositary Shares (the "ADSs"), with each ADS representing 240 Class A ordinary shares of the Company, par value $0.0001 per share (the "Ordinary Shares"), registered prefunded warrants to purchase Ordinary Shares (the "Prefunded Warrants", and the Ordinary Shares underlying the Prefunded Warrants, the "Prefunded Warrant Shares"), and unregistered warrants to purchase Ordinary Shares (the "Common Warrants", and the Ordinary Shares underlying the Common Warrants, the "Common Warrant Shares"). The Prefunded Warrant Shares and the Common Warrant Shares shall mean the "Warrant Shares". The Prefunded Warrants and the Common Warrants shall mean the "Warrants", and the Warrants together with the ADSs and Warrant Shares shall mean the "Securities". The terms of the Placement and the Securities shall be mutually agreed upon by the Company and the purchasers (each, a "Purchaser" and collectively, the "Purchasers") and nothing herein constitutes that the Placement Agent would have the power or authority to bind the Company or any Purchaser or an obligation for the Company to issue any Securities or complete the Placement. This Agreement and the documents executed and delivered by the Company and the Purchasers in connection with the Placement, including but not limited to the Purchase Agreement (as defined below), the Warrants and the Lock-Up Agreements shall be collectively referred to herein as the "Transaction Documents." The date of the closing of the Placement shall be referred to herein as the "Closing Date." The Company expressly acknowledges and agrees that the Placement Agent's obligations hereunder are on a reasonable best efforts basis only and that the execution of this Agreement does not constitute a commitment by the Placement Agent to purchase the Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of the Placement Agent's with respect to securing any other financing on behalf of the Company. The Placement Agent may retain other brokers or dealers to act as sub-agents or selected-dealers on its behalf in connection with the Placement. The sale of the Securities to any Purchaser will be evidenced by a securities purchase agreement (the "Purchase Agreement") between the Company and such Purchaser in a form reasonably acceptable to the Company and the Placement Agent. Capitalized terms that are not otherwise defined herein have the meanings given to such terms in the Purchase Agreement. Prior to the signing of any Purchase Agreement, officers of the Company will be available to answer inquiries from prospective Purchasers.

SECTION 1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY; COVENANTS OF THE COMPANY.

A. Representations of the Company. Each of the representations and warranties (together with any related disclosure schedules thereto) and covenants made by the Company to the Purchasers in the Purchase Agreement in connection with the Placement is hereby incorporated herein by reference into this Agreement (as though fully restated herein) and is, as of the date of this Agreement and as of the Closing Date, hereby made to, and in favor of, the Placement Agent. In addition to the foregoing, the Company represents and warrants that:

1. The Company has prepared and filed with the Commission a registration statement on Form F-3 (Registration No. 333-264942), as amended, including the exhibits thereto, as amended at the date of this Agreement, the "Registration Statement") registering the ADSs, Prefunded Warrants and Prefunded Warrant Shares pursuant to the Securities Act of 1933, as amended (the "Securities Act") for the registration of the ADSs, Prefunded Warrants and Prefunded Warrant Shares and the Registration Statement became effective on September 8, 2022. At the time of such filing, the Company met the requirements of Form F-3 under the Securities Act. The Registration Statement meets the requirements set forth in Rule 415(a)(1)(x) under the Securities Act and complies with said Rule. The Company will file with the Commission pursuant to Rule 424(b) under the Securities Act, and the rules and regulations (the "Rules and Regulations") of the Commission promulgated thereunder, a supplement to the form of prospectus included in such Registration Statement relating to the placement of the ADSs, Prefunded Warrants and Prefunded Warrant Shares and the plan of distribution thereof and has advised the Placement Agent of all further information (financial and other) with respect to the Company required to be set forth therein. Such prospectus in the form in which it appears in the Registration Statement is hereinafter called the "Base Prospectus"; and the supplemented form of prospectus, in the form in which it will be filed with the Commission pursuant to Rule 424(b) (including the Base Prospectus as so supplemented) is hereinafter called the "Prospectus Supplement." Any reference in this Agreement to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall each be deemed to refer to and include the documents incorporated by reference therein (the "Incorporated Documents") pursuant to Item 6 of Form F-3 which were filed under the Exchange Act on or before the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be; and any reference in this Agreement to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectus or the Prospectus Supplement shall be deemed to refer to and include the filing of any document under the Exchange Act after the date of this Agreement, or the issue date of the Base Prospectus or the Prospectus Supplement, as the case may be, deemed to be incorporated therein by reference. All references in this Agreement to financial statements and schedules and other information which is "contained," "included," "described," "referenced," "set forth" or "stated" in the Registration Statement, the Base Prospectus or the Prospectus Supplement (and all other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is or is deemed to be incorporated by reference in the Registration Statement, the Base Prospectus or the Prospectus Supplement, as the case may be. No stop order suspending the effectiveness of the Registration Statement or the use of the Base Prospectus or the Prospectus Supplement has been issued, and no proceeding for any such purpose is pending or has been initiated or, to the Company's knowledge, is threatened by the Commission.

2. The Registration Statement (and any further documents to be filed with the Commission) contains all exhibits and schedules as required by the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations and did not and, as amended or supplemented, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The Registration Statement, Base Prospectus and the Prospectus Supplement, each as of its respective date, comply in all material respects with the Securities Act and the Exchange Act and the applicable Rules and Regulations. Each of the Registration Statement, the Base Prospectus and the Prospectus Supplement, as amended or supplemented, did not and will not contain as of the date thereof any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Incorporated Documents, when they were filed with the Commission, conformed in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, and none of such documents, when they were filed with the Commission, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein (with respect to Incorporated Documents incorporated by reference in the Base Prospectus or Prospectus Supplement), in the light of the circumstances under which they were made not misleading; and any further documents so filed and incorporated by reference in the Registration Statement, the Base Prospectus, or Prospectus Supplement, when such documents are filed with the Commission, will conform in all material respects to the requirements of the Exchange Act and the applicable Rules and Regulations, as applicable, and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. No post-effective amendment to the Registration Statement reflecting any facts or events arising after the date thereof which represent, individually or in the aggregate, a fundamental change in the information set forth therein is required to be filed with the Commission. There are no documents required to be filed with the Commission in connection with the transaction contemplated hereby that (x) have not been filed as required pursuant to the Securities Act or (y) will not be filed within the requisite time period. There are no contracts or other documents required to be described in the Registration Statement, the Base Prospectus, or Prospectus Supplement, or to be filed as exhibits or schedules to the Registration Statement, which (x) have not been described or filed as required or (y) will not be filed within the requisite time period.

3. The Company is eligible to use free writing prospectuses in connection with the Placement pursuant to Rules 164 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or behalf of or used by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. The Company will not, without the prior consent of the Placement Agent, prepare, use or refer to, any free writing prospectus.

4. There are no affiliations with any FINRA member firm among the Company's officers, directors or, to the knowledge of the Company, any five percent (5.0%) or greater shareholder of the Company, except as set forth in the Registration Statement and SEC Reports.

5. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Purchase Agreement, no registration under the Securities Act is required for the offer and sale of the Common Warrants and Common Warrant Shares (collectively, the "Unregistered Securities") by the Company to the Purchasers as contemplated hereby. The issuance and sale of the Securities pursuant to the Transaction Documents does not contravene the rules and regulations of the Trading Market. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Unregistered Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Investors and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act.

B. Covenants of the Company. The Company has delivered, or will as promptly as practicable deliver, to the Placement Agent complete conformed copies of the Registration Statement and of each consent and certificate of experts, as applicable, filed as a part thereof, and conformed copies of the Registration Statement (without exhibits), the Registration Statement, the Base Prospectus, and the Prospectus Supplement, as amended or supplemented, in such quantities and at such places as the Placement Agent reasonably requests. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the Closing Date, any offering material in connection with the offering and sale of the Securities pursuant to the Placement other than the Registration Statement, the Base Prospectus, the Prospectus Supplement, the Registration Statement, copies of the documents incorporated by reference therein and any other materials permitted by the Securities Act.

SECTION 2. REPRESENTATIONS OF THE PLACEMENT AGENT. The Placement Agent represents and warrants that it (i) is a member in good standing of FINRA, (ii) is registered as a broker/dealer under the Exchange Act, (iii) is licensed as a broker/dealer under the laws of the States applicable to the offers and sales of the Securities by such Placement Agent, (iv) is and will be a body corporate validly existing under the laws of its place of incorporation, and (v) has full power and authority to enter into and perform its obligations under this Agreement. The Placement Agent will immediately notify the Company in writing of any change in its status as such. The Placement Agent covenants that it will use its reasonable best efforts to conduct the Placement hereunder in compliance with the provisions of this Agreement and the requirements of applicable law.

SECTION 3. COMPENSATION. In consideration of the services to be provided for hereunder, the Company shall pay to the Placement Agent, or its designees, the following compensation with respect to the Securities which the Placement Agent is placing:

A. A cash fee (the "Cash Fee") equal to an aggregate of six and one-half percent (5.0%) of the aggregate gross proceeds raised in the Placement. The Cash Fee shall be paid to the Placement Agent at the Closing of the Placement.

B. Subject to compliance with FINRA Rule 5110(g)(5)(A), the Company also agrees to reimburse the Placement Agent a reasonable out-of-pocket actual expenses of up to $40,000 for all costs and expenses incurred by it or its affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents (including, without limitation, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Transaction Documents and due diligence and regulatory filings in connection therewith). The Company will reimburse the Placement Agent directly out of the Closing of the Placement.

C. Upon the Closing of a Placement, for a period of six (6) months from the Closing (the "Tail Period"), if the Company decides to enter into another placement using an underwriter, placement agent, agent, advisor, finder or other person or entity in connection with such placement, the Company shall grant the Placement Agent the right of first refusal to act as sole managing underwriter and sole book runner, sole placement agent, or sole sales agent for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings (each, a "Subsequent Offering") undertaken during the Tail Period by the Company or any successor to or any subsidiary of the Company. The Company shall provide the Placement Agent with written notice of its election to engage in a Subsequent Offering, which notice shall describe the proposed terms and conditions of such Subsequent Offering. The Placement Agent shall notify the Company within ten (10) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Placement Agent should decline such retention, the Company shall have no further obligation to the Placement Agent with respect to such other Subsequent Offering, except as otherwise provided for herein. For avoidance of doubt, the Placement Agent acknowledges that if the Company issues securities in any form of financing without the use of an agent or underwriter, such transaction shall not be deemed a Subsequent Offering.

D. The Placement Agent reserves the right to reduce any item of its compensation or adjust the terms thereof as specified herein in the event that a determination shall be made by FINRA to the effect that the Placement Agent's aggregate compensation is in excess of FINRA Rules or that the terms thereof require adjustment.

SECTION 4. INDEMNIFICATION. The Company agrees to the indemnification and other agreements set forth in the Indemnification Provisions (the "Indemnification") attached hereto as Addendum A, the provisions of which are incorporated herein by reference and shall survive the termination or expiration of this Agreement.

SECTION 5. ENGAGEMENT TERM. The Placement Agent's engagement hereunder shall be until the earlier of (i) the final closing date of the Placement and (ii) the date when either party of this Agreement terminates the engagement according to the terms as set forth in the next sentence (such date, the "Termination Date"). The Agreement may be terminated, after an initial period of two (2) months from October 16, 2024, by either party upon 10 days written notice to the other party. Following either (i) the occurrence of the closing of the Placement or (ii) in the event that the Company elects to terminate the Placement Agent's engagement hereunder for any reason, other than for Cause (as defined in the Engagement Agreement), even though the Placement Agent was prepared to proceed with the Placement, and, in either case, if within twelve (12) months following the closing or any such termination, the Company completes any financing of equity, equity-linked, convertible or debt or other capital raising activity with, or receives any proceeds from, any of the investors contacted or introduced by the Placement Agent during its engagement as evidenced by a list of such investors provided to the Company upon such closing or termination, then the Company will pay to the Placement Agent upon the closing of such financing the compensation set forth in Section 3 herein to the extent of the gross proceeds received. If the Company reasonably anticipates that the Placement Agent may become entitled to payment as set forth in the preceding sentence, the Company shall use its best efforts to notify the Placement Agent promptly of such possible payment. Notwithstanding anything to the contrary contained herein, the provisions concerning confidentiality, indemnification, contribution and the Company's obligations to pay fees and reimburse expenses contained herein and the Company's obligations contained in the Indemnification Provisions will survive any expiration or termination of this Agreement for twelve (12) months, irrespective of whether a closing occurs. All such fees and reimbursements due shall be paid to the Placement Agent on or before the Termination Date (in the event such fees and reimbursements are earned or owed as of the Termination Date) or upon the closing of the Placement or any applicable portion thereof (in the event such fees are due as of the Termination Date). The Placement Agent agrees not to use any confidential information concerning the Company provided to them by the Company for any purposes other than those contemplated under this Agreement.

SECTION 6. PLACEMENT AGENT INFORMATION. Notwithstanding anything herein to the contrary, if in the course of the Placement Agent's performance of due diligence, the Placement Agent deems it necessary to terminate this Agreement, the Placement Agent may do so at any time upon immediate written notice. The Company agrees that any information or advice rendered by the Placement Agent in connection with this engagement is for the confidential use of the Company only in their evaluation of the Placement and, except as otherwise required by law, the Company will not disclose or otherwise refer to the advice or information in any manner without the Placement Agent's prior written consent.

SECTION 7. NO FIDUCIARY RELATIONSHIP. This Agreement does not create, and shall not be construed as creating rights enforceable by any person or entity not a party hereto, except those entitled hereto by virtue of the Indemnification Provisions hereof. The Company acknowledges and agrees that the Placement Agent is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of the Placement Agent hereunder, all of which are hereby expressly waived.

SECTION 8. CLOSING. The obligations of the Placement Agent, and the closing of the sale of the Securities hereunder are subject to the accuracy, when made and on the Closing Date, of the representations and warranties on the part of the Company and its Subsidiaries contained herein and in the Purchase Agreement, to the accuracy of the statements of the Company and its Subsidiaries made in any certificates pursuant to the provisions hereof, to the performance by the Company and its Subsidiaries of their obligations hereunder, and to each of the following additional terms and conditions, except as otherwise disclosed to and acknowledged and waived by the Placement Agent.

A. No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission, and any request for additional information on the part of the Commission (to be included in the Registration Statement, the Base Prospectus, the Prospectus Supplement or otherwise) shall have been complied with to the reasonable satisfaction of the Placement Agent. Any filings required to be made by the Company in connection with the Placement shall have been timely filed with the Commission.

B. The Placement Agent shall not have discovered and disclosed to the Company on or prior to the Closing Date that the Registration Statement, the Base Prospectus, the Prospectus Supplement or any amendment or supplement thereto contains an untrue statement of a fact which, in the opinion of counsel for the Placement Agent, is material or omits to state any fact which, in the opinion of such counsel, is material and is required to be stated therein or is necessary to make the statements therein not misleading.

C. All corporate proceedings and other legal matters incident to the authorization, form, execution, delivery and validity of each of this Agreement, the Securities, the Registration Statement, the Base Prospectus and the Prospectus Supplement and all other legal matters relating to this Agreement and the transactions contemplated hereby shall be reasonably satisfactory in all material respects to counsel for the Placement Agent, and the Company shall have furnished to such counsel all documents and information that they may reasonably request to enable them to pass upon such matters.

D. The Placement Agent shall have completed its due diligence investigation of the Company to the satisfaction of the Placement Agent and its counsel.

E. The Placement Agent shall have received from outside counsels to the Company such counsels' written opinions, addressed to the Placement Agent and the Purchasers and dated as of the Closing Date, in form and substance reasonably satisfactory to the Placement Agent; provided, however, that the negative assurance letter will be only addressed to the Placement Agent.

F. On the date hereof and the Closing Date, the Placement Agent shall have received a "comfort" letter from each of Marcum Asia CPAs LLP and JWF Assurance PAC as of such date, addressed to the Placement Agent and in form and substance satisfactory in all respects to the Placement Agent and Placement Agent's counsel.

G. On the Closing Date, Placement Agent shall have received a certificate of the Chief Executive Officer of the Company, dated, as applicable, as of the date of such Closing, to the effect that, as of the date of this Agreement and as of the applicable date, the representations and warranties of the Company contained herein and in the Purchase Agreement were and are accurate in all material respects, except for such changes as are contemplated by this Agreement and except as to representations and warranties that were expressly limited to a state of facts existing at a time prior to the applicable Closing Date, and that, as of the applicable date, the obligations to be performed by the Company hereunder on or prior thereto have been fully performed in all material respects.

H. On the Closing Date, Placement Agent shall have received a certificate of an Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, among others, the organizational documents and board resolutions relating to the Placement of the Securities from the Company.

I. On the Closing Date, Placement Agent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of the Company, dated, as applicable, as of the date of such Closing, certifying to, the Company's eligibility to use the Registration Statement.

J. On or before the Closing Date, the Placement Agent shall have received, and the Company shall have caused to be delivered to the Placement Agent, lock-up agreements from the persons specified in the Purchase Agreement in form and substance satisfactory to the Placement Agent.

K. Neither the Company nor any of its Subsidiaries (i) shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement, the Base Prospectus and the Prospectus Supplement, any loss or interference with its business from fire, explosion, flood, terrorist act or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, or (ii) since such date there shall not have been any change in the capital stock or long-term debt of the Company or any of its Subsidiaries or any change, or any development involving a prospective change, in or affecting the business, general affairs, management, financial position, stockholders' equity, results of operations or prospects of the Company and its Subsidiaries, otherwise than as set forth in or contemplated by the Registration Statement, the Base Prospectus and the Prospectus Supplement, the effect of which, in any such case described in clause (i) or (ii), is, in the judgment of the Placement Agent, so material and adverse as to make it impracticable or inadvisable to proceed with the sale or delivery of the Securities on the terms and in the manner contemplated by the Registration Statement, the Base Prospectus, and Prospectus Supplement.

L. The Company's ADSs are registered under the Exchange Act and, as of the Closing Date, the Company has submitted the notification of listing of additional shares including the ADSs and Warrant Shares issued as part of this Offering to the Trading Market or other U.S. applicable national exchange and has not received any information indicating that the such listing of the ADSs and Warrant Shares will be rejected and satisfactory evidence of such action shall have been provided to the Placement Agent. The Company shall have taken no action designed to, or likely to have the effect of terminating the registration of the ADSs under the Exchange Act or delisting or suspending from trading the ADSs issued hereunder from the Trading Market or other applicable U.S. national exchange, nor has the Company received any information suggesting that the Commission or the Trading Market or other U.S. applicable national exchange is contemplating terminating such registration or listing.

M. No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any governmental agency or body which would, as of the Closing Date, prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company; and no injunction, restraining order or order of any other nature by any federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance or sale of the Securities or materially and adversely affect or potentially and adversely affect the business or operations of the Company.

N. The Company shall have prepared and filed with the Commission a Report of Foreign Private Issuer on Form 6-K with respect to the Placement, including as an exhibit thereto this Agreement.

O. The Company shall have entered into a Purchase Agreement with each of the Purchasers and such agreements shall be in full force and effect and shall contain representations, warranties and covenants of the Company as agreed between the Company and the Purchasers.

P. FINRA shall have raised no objection to the fairness and reasonableness of the terms and arrangements of this Agreement. In addition, the Company shall, if requested by the Placement Agent, make or authorize Placement Agent's counsel to make on the Company's behalf, any filing with the FINRA Corporate Financing Department pursuant to FINRA Rule 5110 with respect to the Placement and pay all filing fees required in connection therewith.

Q. Prior to the Closing Date, the Company shall have furnished to the Placement Agent such further information, certificates and documents as the Placement Agent may reasonably request.

If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required by this Agreement, or if any of the certificates, opinions, written statements or letters furnished to the Placement Agent or to Placement Agent's counsel pursuant to this Section 8 shall not be reasonably satisfactory in form and substance to the Placement Agent and to Placement Agent's counsel, all obligations of the Placement Agent hereunder may be cancelled by the Placement Agent at, or at any time prior to, the consummation of the Closing. Notice of such cancellation shall be given to the Company in writing or orally. Any such oral notice shall be confirmed promptly thereafter in writing.

SECTION 9. GOVERNING LAW. This Agreement will be governed by, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely in such State. This Agreement may not be assigned by either party without the prior written consent of the other party. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Any right to trial by jury with respect to any dispute arising under this Agreement or any transaction or conduct in connection herewith is waived. Any dispute arising under this Agreement may be brought into the courts of the State of New York or into the Federal Court located in New York, New York and, by execution and delivery of this Agreement, the Company hereby accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of aforesaid courts. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by delivering a copy thereof via overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Company agrees that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and may be enforced in any other courts to the jurisdiction of which the Company is or may be subject, by suit upon such judgment. If either party shall commence an action or proceeding to enforce any provisions of a Transaction Document, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding. In addition to and without limiting the foregoing, the Company has confirmed that it has appointed Cogency Global Inc., as its authorized agent (the “Authorized Agent”) upon whom process may be served in any suit, action or proceeding arising out of or based upon the Agreement or the Transaction Documents or the transactions contemplated herein which may be instituted in any New York federal or state court, by the Placement Agent, the directors, officers, partners, employees and agents of the Placement Agent and each affiliate of the Placement Agent, and expressly accept the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. The Company hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid. The Company hereby authorizes and directs the Authorized Agent to accept such service. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company. If the Authorized Agent shall cease to act as agent for service of process, the Company shall appoint, without unreasonable delay, another such agent in the United States, and notify you of such appointment. This paragraph shall survive any termination of this Agreement, in whole or in part.

SECTION 10. ENTIRE AGREEMENT/MISC. This Agreement (including the attached Indemnification Provisions) embodies the entire agreement and understanding between the parties hereto, and supersedes all prior agreements and understandings, relating to the subject matter hereof. Notwithstanding anything herein to the contrary, the certain letter agreement, dated October 16, 2024 (the “Engagement Agreement”) and the certain advisory fee agreement, dated October 16, 2024 (the “Advisory Agreement”), by and between the Company and the Placement Agent, shall each continue to be effective and the terms therein shall continue to survive and be enforceable by the Placement Agent in accordance with its respective terms, provided that, in the event of a conflict between the terms of the Engagement Agreement and this Agreement or the Advisory Agreement and this Agreement, the terms of this Agreement shall prevail. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect or any other provision of this Agreement, which will remain in full force and effect. This Agreement may not be amended or otherwise modified or waived except by an instrument in writing signed by the Placement Agent and the Company. The representations, warranties, agreements and covenants contained herein shall survive the closing of the Placement and delivery of the Securities. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or a .pdf format file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or .pdf signature page were an original thereof.

SECTION 11. CONFIDENTIALITY. The Placement Agent (i) will keep the Confidential Information (as such term is defined below) confidential and will not (except as required by applicable law or stock exchange requirement, regulation or legal process), without the Company's prior written consent, disclose to any person any Confidential Information, and (ii) will not use any Confidential Information other than in connection with the Placement. The Placement Agent further agrees to disclose the Confidential Information only to its Representatives (as such term is defined below) who need to know the Confidential Information for the purpose of the Placement, and who are informed by the Placement Agent of the confidential nature of the Confidential Information. The term "Confidential Information" shall mean, all confidential, proprietary and non-public information (whether written, oral or electronic communications) furnished by the Company to a Placement Agent or its Representatives in connection with such Placement Agent's evaluation of the Placement. Information communicated orally or otherwise than in writing, shall only be considered Confidential Information if such information is designated as being confidential at the time of disclosure (or promptly thereafter) and is reduced in writing and identified to the Placement Agent as being Confidential Information immediately after the initial disclosure. The term "Confidential Information" will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by a Placement Agent or its Representatives in violation of this Agreement, (ii) is or becomes available to a Placement Agent or any of its Representatives on a non-confidential basis from a third-party, (iii) is known to a Placement Agent or any of its Representatives prior to disclosure by the Company or any of its Representatives, (iv) is or has been independently developed by a Placement Agent and/or the Representatives without use of any Confidential Information furnished to it by the Company, or (v) is required to be disclosed pursuant to applicable legal or regulatory authority. The term "Representatives" shall mean each Placement Agent's directors, board committees, officers, employees, financial advisors, attorneys and accountants. This provision shall be in full force until the earlier of (a) the date that the Confidential Information ceases to be confidential and (b) two (2) years from the date hereof.

SECTION 12. NOTICES. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is sent to the email address specified on the signature pages attached hereto prior to 6:30 p.m. (New York City time) on a business day, (b) the next business day after the date of transmission, if such notice or communication is sent to the email address on the signature pages attached hereto on a day that is not a business day or later than 6:30 p.m. (New York City time) on any business day, (c) the third business day following the date of mailing, if sent by U.S. internationally recognized air courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages hereto.

SECTION 13. PRESS ANNOUNCEMENTS. The Company agrees that the Placement Agent shall, from and after any Closing, have the right to reference the Placement and the Placement Agent's role in connection therewith in the Placement Agent's marketing materials and on its website and to place advertisements in financial and other newspapers and journals, in each case at its own expense.

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Please confirm that the foregoing correctly sets forth our agreement by signing and returning to Maxim the enclosed copy of this Agreement.

Very truly yours,

MAXIM GROUP LLC

By:
Name:
Title:

Address for notice:
300 Park Ave., 16th Floor
New York, NY 10022
Attention: James Siegel, General Counsel
Email: jsiegel@maximgrp.com

Accepted and Agreed to as of

the date first written above:

TUANCHE LIMITED

By:
	Name:	Wei Wen
	Title:	Chief Executive Officer

TuanChe Limited

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing 100038

Attention: Wei Wen, CEO

[Signature Page to Placement Agency Agreement Between

TuanChe Limited and Maxim Group LLC]

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